

February 27, 2019

Jason Remillard
President
LandStar, Inc.
1053 E. Whitaker Mill Road, Suite 115
Raleigh, North Carolina 27604

> **Re: LandStar, Inc.**
> **Form 10-12G**
> **Filed January 11, 2019**
> **File No. 000.30542**

Dear Mr. Remillard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10 filed on January 11, 2019

General

1. Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

2. Please check the appropriate box on the cover page of the registration statement to reflect your status as an emerging growth company.

Item 1. Business
Intellectual Property, page 6

3.   Please disclose the duration of material trademarks and other intellectual property
        pursuant to Item 101(h)(4)(vii) of Regulation S-K.

Item 5. Directors and Executive Officers, page 31

4.   Please revise Mr. Remillard's biography to clearly describe his business experience for the
        past five years. Please refer to Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 32

5.   Please expand your disclosure to provide the required information for 2018 pursuant to
        Item 402(m) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Transactions, page 33

6.   Please provide the related party transactions disclosure for the time periods required
        pursuant to Item 404(d) of Regulation S-K.

Item 8. Legal Proceedings, page 33

7.   Please expand your disclosure to include all of the information required by Item 103 of
        Regulation S-K when describing material legal proceedings. For example, with respect to
        the recently received demands for conversion, you should identify the parties involved in
        the matter. In addition, we note your Current Report on Form 8-K, filed February 26,
        2019, please expand your discussion relating to the legal proceeding with Hubai Chuguan
        Industry Co., Ltd.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 34

8.   Please revise to provide the range of high and low bid information for your common stock
        for each full quarterly period within the two most recent fiscal years and any subsequent
        interim period for which financial statements are included, or are required to be included.
        Please refer to Item 201(a)(1)(iii) of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 40

9.   With reference to your October 22, 2018 acquisition of substantially all of the assets of
        Modevity, LLC, please provide the financial statements required by Rule 8-04 of
        Regulation S-X. In this regard, please also provide the related pro forma financial
        information required by Rule 8-05 of Regulation S-X.

Jason Remillard
LandStar, Inc.
February 27, 2019
Page 3

10.   Please refile your exhibits in the proper text-searchable format. Please refer to Section
        5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 49) (December
        2018) and Item 301 of Regulation S-T.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Jeanne Baker,
Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial
statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction

cc: Keith A. Rosenbaum